

BUILD

2007 ANNUAL REPORT









CAT®

CATERPILLAR®

TABLE OF CONTENTS



BUILD. DELIVER. GROW.

Build on the trust of our customers. Deliver always-increasing value to them. Grow through end-to-end excellence – across every step of the value chain, across multiple borders, in the world's most critical industries and, through the Caterpillar Production System (CPS), at each point in the order-to-delivery process.

That's how we're leveraging our powerful global presence in a booming global economy. That's how we achieved record results for the fifth consecutive year. And that's how we're going to continue to build this company to grow at a record pace well into the future.

A GLOBAL ROAD TO LOCAL VALUE.

We're building great machines. Caterpillar's record performance is rooted in excellence from design to delivery and beyond.

But true excellence doesn't start with design. It starts with the customer. When a road construction customer needs track-type tractors or other equipment for an infrastructure project, a fully integrated, global Caterpillar team comes together to deliver a uniquely Caterpillar solution.

Cat machines are unmatched for delivering power and dependability. And, through Cat Reman parts and Cat Certified Rebuild services, they're environmentally sustainable with years of useful, economical life for the customer.

NEED Customers have needs. That's where it all starts. There's a unique set of circumstances and demands that have a direct impact on project and business success. Customers need the right specs for the right application. They need the machines, solutions and support to excel in varying terrain, soil and climate conditions. They need the equipment delivered on time. And they need it to work. And work. And work. From day one. They trust us to get it done, and we earn that trust, every day. From day one.



Jiang Ping, Vice General Manager, Yunnan Construction Engineering Co., Ltd., Sand-Stone Group



ENGINEER Caterpillar's global engineering team designs solutions to meet the customer's unique challenges and equipment requirements. From concept work done in Peoria, Illinois, to details and drawings created in a Caterpillar Design Center halfway across the world in Chennai, India, global collaboration drives a focused, around-the-clock capability that efficiently delivers the right design for the customer application, every time.

Cheryl Sellers, Engineering Supervisor, Caterpillar Technology and Solutions Division, North American Design Center

SUPPLY Global supply supports global design. Connected to a network of proven partners located all over the world, Caterpillar suppliers are integral to a design/engineering process focused on delivering world-class quality and performance for the customer. From raw materials to finished parts, everything that goes into a Cat product meets Caterpillar standards. Local providers in key geographic areas are critical links in a highly efficient supply chain that supports our global manufacturing efforts.



Cone-tapered roller bearings for Cat motor graders, manufactured by Caterpillar Brasil Ltd.



MANUFACTURE Whether the customer needs a track-type tractor, motor grader or hydraulic excavator, product and component manufacturing functions are coordinated on a global scale at Caterpillar. For a machine going to a customer in Asia, local Caterpillar facilities produce light and heavy components ranging from wiring harnesses to heavy fabrications. Engines and higher-technology components come from the United States, Europe, Japan and Brazil.

Automated head assembly line, Mossville Engine Center



ASSEMBLE Around the world, our assembly teams in more than 40 countries focus on what's under the yellow paint to ensure that every single customer gets a machine worthy of the Caterpillar name. With 6 Sigma, global Caterpillar Certification Standards and now CPS, assembly processes are as highly engineered as the products themselves.



D10 tractor assembly line, seats and stacks area



DISTRIBUTE In an industry where machine uptime is essential, superior logistics support is critical. Cat Logistics manages a world-class supply chain all over the globe to keep the machines and engines running at peak performance and work moving ahead at full speed. No matter where the work's getting done, Cat Logistics puts the best people, the best processes and 24-hour service to work to get the right part to the right place at the right time.


20

Delivery truck, Caterpillar Russian Federation Distribution Center

FINANCE Cat Financial combines local presence with global financial strength to help dealers provide real value. With access to a range of programs and flexible terms to purchase or lease new or used equipment, new customers worldwide are learning what longtime Cat customers already know: A great machine is only one part of the Caterpillar experience.

Todd Philbee, Managing Director,
Caterpillar China Financial Leasing Co., Ltd.

SERVICE After the sale, Caterpillar's local dealers provide service capabilities to get the machine and operator up and running in the shortest possible time – and keep them running. Through the Cat dealer, customers can get operator training, tailored Customer Service Agreements, equipment maintenance and repairs, all provided by local, Caterpillar technicians. Cat Logistics' world-class expertise adds value beyond Cat maintenance support, offering outsourced logistics solutions to organizations around the world to help customers optimize their own supply chains.


627G
CAT

Caterpillar employee Wu Xingxiao trains dealer operators on the Cat 627G wheel tractor-scraper

SUSTAIN The Cat Certified Rebuild program makes extensive use of factory remanufactured parts to give machines a second and third life. Through the use of 6 Sigma, Cat Reman facilities across Asia, North America and Europe incorporate advanced remanufacturing technology and critical engineering updates into ready-to-install, cost-effective Reman products with same-as-new quality and warranty. Reman parts, along with the Cat Certified Rebuild program, provide an environmentally and economically sustainable approach to cradle-to-cradle life cycle management.



Doug Bilak, Cat dealer technician, installing a rebuilt engine in a Cat 988F wheel loader

PARTNERS AT EVERY POINT IN THE PROCESS.

We're building on industry strength. Deep and integral presence in the world's critical natural resource sectors is a major driver powering Caterpillar's current and future growth.

Case in point: oil and gas. Caterpillar engines and Solar® turbines – backed by comprehensive service and support – have powered the industry since its infancy, building long-term customer relationships by meeting needs as they develop. In this and other key industries, the Caterpillar and Solar names mean efficiency and durability, environmental responsibility and safety.

We deliver unrivaled power selection, expertise and performance, and service that's integral to every solution, at virtually every link in the value chain. For oil and gas customers all over the world, from exploration to end user, Caterpillar and Solar are there.



EXPLORE The oil and gas industry is engaged in an increasingly important effort to locate and analyze new resource deposits in every corner of the world. Caterpillar is there, with individual power offerings for virtually any application or horsepower requirement. Power to construct and operate drilling sites and rigs that find new reserves – and power for the trucks and ships that supply them.



30,000 horsepower Solar off shore gas compressor module, bound for Tapti field, India's Gulf of Cambray

EXTRACT Once they find the oil and gas, customers use Caterpillar power to get it to the surface from miles below, efficiently and reliably. Engines and generator sets for every kind of production facility and platform, on land and sea, every place our customers drill, worldwide. Power for injecting, gathering and moving natural gas. Pressure power for on- and off shore well stimulation. And once beyond the well head, power for moving oil and gas through the pipeline.



PROCESS Caterpillar machines power oil and gas processing and treatment facilities with reliability and durability, serviceability and safety. With clean-burning turbines, reciprocating diesel and natural gas engines for every stage. In oil, from crude via distillation towers to crackers, through hydrotreatment and blending to final product. In natural gas, from unprocessed to pipeline quality. Caterpillar is there.



Cat Titan 130GS generator sets supply electrical power and steam for the refinery process

TRANSPORT Caterpillar power delivers the final product from the oil refinery or gas processing plant to the distributor or end user. Cat pipelayers and other machines for pipeline construction, and a complete range of advanced, high-performance Cat reciprocating engines and turbines to drive the pipelines once they're built. Natural gas compression engines for gas injection into and extraction from storage. Then, to market: diesel marine power for tankers, Caterpillar diesel engines for trucks.


CAT
330C
CAT

Cat 330C hydraulic excavator, Cat 583R, 583T, 587T pipelayers, 300-mile, 36" natural gas pipeline installation

POWER Caterpillar power generation systems deliver unique solutions, including highly innovative Combined Heat and Power technology. A clean, efficient, reliable, environmentally sustainable approach to converting fuel into electrical and thermal energy. Utilizing the heat byproduct of power generation to decrease energy costs and increase efficiency by up to 90 percent. Now that's power.


CAT
CAT

Cat 3516 diesel power generator sets

SUPPORT Caterpillar delivers service and support, every step of the way. In exploration, extraction, processing, transportation, storage and distribution, for smooth, efficient, continuous operation. Standby fire pumps and emergency generator sets for safety and security at land-based facilities and on off shore platforms. Service for engine re-power and overhaul. For customer support – across the country and across the world, here, there and the middle of nowhere – Caterpillar answers the call.



OUR PATH TO THE NEXT LEVEL.

The world is growing and the Caterpillar Production System (CPS), with its foundation in 6 Sigma, is radically improving our ability to profitably grow with it. The goals: dramatic improvement in safety, quality and velocity. Enthusiastic and empowered employee participation. Active dealer and supplier involvement. Processes transformed. Work streamlined and standardized. Waste eliminated. Continuously.

We expanded and broadened implementation worldwide in 2007. Employee continuous improvement ideas reached 160,000. We trained 50,000 CPS Yellow Belts, 3,000 CPS Green Belts and 300 CPS Black Belts. We engaged more than 60 dealers in our Global Partners in Quality program. And this is just the beginning.


T-011R
1
2
12
12

Learning CPS principles in a Simulated Work Environment

FROM ORDER TO DELIVERY

We're building the Caterpillar of the future. As we continue to deliver record profit and growth, we're starting to see real traction in the second year of our transformative Caterpillar Production System (CPS).

DEMAND MANAGEMENT
CAPACITY PLANNING
SALES & OPERATIONS PLANNING

1

"CPS has been a new way to ask good questions. The way we worked before, it was always the same questions. CPS is a different way of thinking, another way to find new solutions."

ORDERS MANAGEMENT
SUPPLY CHAIN/MATERIALS MANAGEMENT
INBOUND TRANSPORTATION

2

"We're beginning to involve suppliers in CPS now to improve capacity, delivery time and quality. The idea is to help them understand CPS and how it can improve performance. And giving them avenues to engage in CPS processes."



Deya Hanney
Change Management Coordinator



Bill Marvel
Ring Gear Cell Operator



Vivian Sodre
Logistic Assistant

MANUFACTURING ENGINEERING
MANUFACTURING SUPPORT
MANUFACTURING PRODUCTION EXECUTION

3

"We worked out a process to review and regularly clean the machines on our line – instead of waiting until the machines are not clean and then telling maintenance to come. This came not from training, but from the communication between shifts related to CPS. We said, 'We need to work on this.' And we did."

OUTBOUND TRANSPORTATION
FINISHED GOODS DISTRIBUTION

4

"What we're learning with CPS is problems are a group issue. It's not an individual's problem, it's the team's problem. So people are finding solutions together. People from different shifts. That way more people see what's going on, and they all can see the progress, too."


Mavembo Lola
Assembly Technician


Bruno Nunes
Logistic Assistant


Magali Cristini
Product Quality Agent

TO OUR STAKEHOLDERS

If there was ever a year that proved the strength of Caterpillar's global business model, it was 2007. Over several decades, we've strategically built a worldwide manufacturing footprint, expanded our product offerings and increased our mix of integrated services businesses – confident that this diversity would keep us profitable during changing economic cycles. In 2007, we had an opportunity to prove it.

As predicted, our North American sales and revenues dropped significantly (down 11 percent) due to severe weakness in two key markets: on-highway truck engines and U.S. residential construction. But customer demand for Caterpillar products in the rest of the world – particularly the emerging markets – was explosive. Sales and revenues were up 28 percent in Asia-Pacific, 34 percent in Europe, Africa, the Middle East and The Commonwealth of Independent States (CIS) and 18 percent in Latin America. Our integrated services businesses also grew 16 percent, representing 36 percent of total sales and revenues and providing earnings stability.

As a result, 2007 marks our fifth straight year of record sales and revenues, and our fourth consecutive year of record profit – and despite continued weakness in the United States in 2008, we're predicting another record year. In turbulent times we are delivering results, and Caterpillar employees, dealers and suppliers around the world deserve a big thank you for our success.

FINANCIAL HIGHLIGHTS



$100
$186.14
$223.07
$269.29
$290.54
$350.04
02
03
04
05
06
07

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN [1]
Caterpillar   S&P 500 Machinery Index   S&P 500



$22,807
$30,306
$36,339
$41,517
$44,958
03
04
05
06
07

SALES & REVENUES
(dollars in millions)

(1) Cumulative stockholder return assuming an investment of $100 on December 31, 2002, and reinvestment of dividends issued thereafter.

WE BUILD WHAT THE WORLD NEEDS.

Demand for Caterpillar products is strong – and over the next several years, we're predicting the best global growth we've experienced since the 1960s. Heavy infrastructure investment in the developing world, past underinvestment in the developed world and high commodity prices globally are all driving sales. With machine fleets aging and technology advancing, customers are in the market for Cat equipment, and we are ready to provide the solutions they need. Our global manufacturing footprint and supplier network enable us to compete cost effectively anywhere in the world, and our dealers' unmatched product support helps ensure customers are pleased with the overall Caterpillar experience.

The same is true for our clean diesel and natural gas engines, generator sets and turbines used in petroleum, electric power, marine and industrial applications. In 2007, sales of these products (marketed under the Cat, FG Wilson, MaK, Perkins and Solar brands) more than offset the drop in on-highway truck engine sales. And our integrated services businesses – ranging from aftermarket support for our growing field population to established entities like Cat Financial, Cat Insurance, Cat Logistics, Cat Reman, OEM Solutions and Solar Turbine Customer Services – continue to provide solid growth and earnings stability. Our recent acquisition, Progress Rail Services, is exceeding expectations after just over a year of Caterpillar ownership. By 2010, we expect our integrated services businesses to contribute at least $20 billion of our top-line sales and revenues.

In each area of our business, we are pursuing sustainable development as a growth opportunity – seeking solutions to help our customers operate more safely, more efficiently and with minimal impact on the environment. Confident that product technology holds the key to many sustainability challenges, we continue to invest heavily in research and development – particularly in the area of engine emissions. In 2007, we were named to the Dow Jones Sustainability World Index for the seventh straight year. (You can read more about our sustainable development goals and efforts in the accompanying 2007 Sustainability Report.)

WE BUILD FROM THE INSIDE OUT.

With strong growth and a positive outlook, we're well on our way to meeting the 2010 profitable growth goals established in our enterprise strategy: sales and revenues of more than $50 billion and profit per share growth of 15 to 20 percent annually from our 2005 base. Perhaps more important, we're making real progress on our people and operational performance objectives.

Caterpillar people are safer and more engaged in the business today than ever before. Since 2000, we've reduced lost-time injuries by 84 percent – and as a result of last year's improvements, over 1,000 more employees went home safely to their families in 2007 than in 2006.

STOCKHOLDER INFORMATION


$1.56
$2.88
$4.04
$5.17
$5.37
04
05
06
07
$0.72
$0.80
$0.96
$1.15
$1.38
04
05
06
07
$41.51
$48.76
$57.77
$61.33
$72.56
04
05
06
07

PROFIT PER SHARE [1]
(diluted)

DIVIDENDS DECLARED PER SHARE [1]

CLOSING STOCK PRICE [1]
(December 31)

(1) Adjusted for the 2005 2-for-1 stock split.

Employee engagement continues to rise, reaching a record 77 percent in 2007, with 22 divisions improving their scores. A strong commitment to leadership development and continual learning is key to achieving our people objectives. In 2007, Caterpillar was named one of *Fortune* magazine's "Top Companies for Leaders in North America," and Caterpillar University was again recognized by the American Society for Training and Development for programs that align learning to business strategy while driving employee development and engagement.

In terms of performance, we've put extra emphasis on ensuring that our product quality and delivery capability improve dramatically by 2010 to performance levels we've never seen before. Exploding demand, supply chain disruptions and a comprehensive product line update to meet stricter emissions standards make this a challenge. But we did see significant improvements in 2007, delivering substantial improvements in very early hour reliability, a key quality metric. I'm confident the ongoing implementation of the Caterpillar Production System and our continued focus on 6 Sigma will help us make significant improvements in quality, availability, inventory turns and cost performance. It's already changing the way we work together in facilities around the world and with our global dealer and supplier network.

WE BUILD BRIDGES, NOT WALLS.

Relentless execution of our strategy will help ensure Caterpillar remains well positioned to thrive in global markets. But we're concerned about protectionist attitudes and policies that could hamper our ability to compete internationally. Caterpillar is a global company, with more than half our sales and employees outside the United States. In 2007, we exported $12.7 billion worth of product from the United States, helping provide jobs for tens of thousands of Caterpillar and supplier employees. Given that the United States represents only 5 percent of the world's population, we expect international sales to keep growing as a percent of the total.

Therefore, much of our success depends on policies that support U.S. engagement with the rest of the world – specifically those that encourage free and open trade among nations. Unfortunately, Americans seem concerned about the country's ability to compete globally. This apprehension is fanned by partisan politics, with too many elected officials and political candidates concluding that fear and "scapegoating" will win more votes than common sense and thoughtful long-term solutions. As a result, U.S. support for free trade and open engagement with the rest of the world is eroding.

OTHER HIGHLIGHTS
(dollars in millions)


$682
$926
$1,201
$1,593
$1,700
04
05
06
07
$669
$928
$1,084
$1,347
$1,404
04
05
06
07
687,524,080
685,873,898
670,867,219
645,808,176
623,986,134
04
05
06
07

CAPITAL EXPENDITURES[1]

RESEARCH & DEVELOPMENT

NUMBER OF SHARES OUTSTANDING[2]
(December 31)

(1) Excluding equipment leased to others.

(2) Shares outstanding in 2003 and 2004 have been adjusted for the 2-for-1 stock split that occurred in 2005.

What American business needs from Washington is trade, tax and energy legislation focused on keeping our nation competitive in the world economy. Our company's success is proof that U.S. exports, global sourcing and manufacturing, and international sales drive growth, employment and competitiveness along with high standards of living for American workers. It is crucial that the United States and its businesses remain active participants in the international economy. No company, and certainly no country, can build walls to greatness. We must build bridges, promoting ideas and values linked to market-based competition. In such an environment, I am convinced American business can succeed in the international economy. I know Team Caterpillar can.

WE BUILD TOGETHER.

In fact, for the past several years, I've maintained that Caterpillar is as well positioned to compete and win globally as any company in any industry. That's a bold statement, but I believe it today as much as ever. We have a clear strategy for the future, an unmatched global footprint and a holistic business model that none in our industry and few in any industry can match.

Most of all, our successes are due not to a few people or a few projects, but to a global team that has rallied together around common goals and a shared commitment to our customers, dealers, investors and one another. What makes me most proud is Team Caterpillar's attitude about our success. We're not arrogant about what we've accomplished, but humble about what we must do better in the future. Growth and challenges alike await us in 2008 and beyond, and we are ready to make the most of our opportunities.

Jim Owens

James W. Owens
Chairman and CEO, Caterpillar Inc.

EXECUTIVE OFFICE

We restructured our executive leadership team in late 2007. With Group President Gerry Shaheen's retirement (effective February 1, 2008) after 40 years of service to Caterpillar, we created an additional group president position and realigned our 31 divisions under six executive officers. This new team is a strong, globally experienced group with broad industry and customer knowledge ready to take Caterpillar to 2010 and beyond.

(left to right)
Doug Oberhelman, Group President
Stu Levenick, Group President
Jim Owens, Chairman and CEO
Gerry Shaheen, Group President
Gérard Vittecoq, Group President
Steve Wunning, Group President



MAKING PROGRESS POSSIBLE.

Caterpillar is in the business of making progress possible. Our 101,333 employees, 181 dealers and more than 8,500 direct suppliers work together across six continents to serve customers in the world's most important industries. With a broad portfolio of leading products, technologies and brands, with a wide array of value-added services, with one of the world's largest integrated logistics organizations, Caterpillar is committed to building a better world tomorrow with the work it does today.

WORLDWIDE LOCATIONS

- Manufacturing facilities
- Office and other facilities
- Dealer main stores
- FG Wilson, MaK, Perkins and Solar distributors

SALES & REVENUES

TOTAL SALES & REVENUES
(dollars in millions)

$44,958





- $ 28,359 Machinery
- $ 13,603 Engines
- $ 2,996 Financial Products

OPERATING PROFIT [1]

TOTAL OPERATING PROFIT
(dollars in millions)

$4,921





- $ 2,758 Machinery
- $ 1,826 Engines
- $ 690 Financial Products

(1) Elimination of ($353) (dollars in millions) for 2007 is required to arrive at consolidated operating profit.

CAT EMPLOYEES AT YEAR END

50,901

CAT DEALER EMPLOYEES AT YEAR END

52,583

CAT DEALERS

58

EXPORTS FROM THE U.S. (dollars in millions)

$1,876 (to Canada)

CAT EMPLOYEES AT YEAR END

13,930

CAT DEALER EMPLOYEES AT YEAR END

17,465

CAT DEALERS

33

EXPORTS FROM THE U.S. (dollars in millions)

$2,788



CAT EMPLOYEES AT YEAR END

26,168

CAT DEALER EMPLOYEES AT YEAR END

28,796



CAT DEALERS

50

EXPORTS FROM THE U.S. (dollars in millions)

$5,080



CAT EMPLOYEES AT YEAR END

10,334

CAT DEALER EMPLOYEES AT YEAR END

22,518

CAT DEALERS

40

EXPORTS FROM THE U.S. (dollars in millions)

$2,932

NORTH AMERICA

TOTAL SALES & REVENUES
(dollars in millions)

$19,695

- $ 12,596 Machinery
- $ 5,092 Engines
- $ 2,007 Financial Products

LATIN AMERICA

TOTAL SALES & REVENUES
(dollars in millions)

$4,549

- $ 3,149 Machinery
- $ 1,130 Engines
- $ 270 Financial Products

EAME

Europe, Africa, the Middle East and The Commonwealth of Independent States

TOTAL SALES & REVENUES
(dollars in millions)

$14,312

- $ 8,588 Machinery
- $ 5,245 Engines
- $ 479 Financial Products

ASIA PACIFIC

TOTAL SALES & REVENUES
(dollars in millions)

$6,402

- $ 4,026 Machinery
- $ 2,136 Engines
- $ 240 Financial Products

PRODUCT RANGE

From a mini to a 500-plus horsepower UHD, Caterpillar has a machine to fit every need. Cat's line of hydraulic excavators is just one example of product versatility and range that delivers maximum performance and productivity.

MINI

MODELS

301.6C	303.5C CR	308C CR
301.8C	304C CR	307C SB
302.5C	305C CR	
303C CR	307C	

SMALL

MODELS

311C Utility	315C L
312C L	318C L
314C LCR	

MEDIUM

MODELS

321D LCR	320D LRR
320D L	324D L
	325D L
	328D LCR
	330D L

LARGE

MODELS

345D L
345C L
365C L
385C L



CAT

[illegible]

MODELS

330D UHD	365C UHD
345C UHD	385C UHD

APPLICATIONS[1]

DEMOLITION & SCRAP



FORESTRY



GENERAL CONSTRUCTION



GOVERNMENTAL



HEAVY CONSTRUCTION



INDUSTRIAL / OEM



LANDSCAPING



MARINE



MINING



OIL & GAS



ON-HIGHWAY TRANSPORTATION



PAVING

PIPELINE



POWER GENERATION



QUARRY & AGGREGATES



RAIL-ROAD

WASTE

(1) This list does not reflect all Caterpillar applications.

SERVICES

FINANCING



INSURANCE



LOCOMOTIVE & RAILCAR REMAN COMPONENTS



LOGISTICS



MAINTENANCE & SUPPORT



OEM SOLUTIONS


CAT
CAT
CAT

REMANUFACTURING




CATERPILLAR






CAT

BRANDS

CATERPILLAR®


CAT®


CAT® Financial
CAT® Logistics
CAT Reman

CAT The Rental Store


FG WILSON

Perkins®

PROGRESS RAIL SERVICES
A Caterpillar Company

Solar® Turbines
A Caterpillar Company

PRODUCTS

ARTICULATED TRUCKS

BACKHOE LOADERS

COMPACTORS

FOREST MACHINES

HYDRAULIC EXCAVATORS

MATERIAL HANDLERS

MOTOR GRADERS

OFF-HIGHWAY TRUCKS

PAVING EQUIPMENT

PIPELAYERS

SCRAPERS

SKID STEER LOADERS

TRACK LOADERS

TRACK-TYPE TRACTORS

UNDERGROUND MINING

WHEEL DOZERS

WHEEL EXCAVATORS

WHEEL LOADERS

ANOTHER RECORD YEAR.

If there was ever a year that proved the strength of Caterpillar's global business model, it was 2007. Over several decades, we've strategically built a worldwide manufacturing footprint, expanded our product offerings and increased our mix of integrated services businesses – confident that this diversity would keep us profitable during changing economic cycles. In 2007, we had an opportunity to prove it.

FIVE-YEAR FINANCIAL SUMMARY

(dollars in millions, except per share data)

YEARS ENDED DECEMBER 31	2007	2006	2005 [4]	2004	2003
Sales and revenues	**$ 44,958**	$ 41,517	$ 36,339	$ 30,306	$ 22,807
Sales	**$ 41,962**	$ 38,869	$ 34,006	$ 28,336	$ 21,048
Percent inside the U.S.	**37%**	46%	47%	46%	44%
Percent outside the U.S.	**63%**	54%	53%	54%	56%
Revenues	**$ 2,996**	$ 2,648	$ 2,333	$ 1,970	$ 1,759
Profit [6, 7]	**$ 3,541**	$ 3,537	$ 2,854	$ 2,035	$ 1,099
As a percent of sales and revenues	**7.9%**	8.5%	7.9%	6.7%	4.8%
Profit per common share [1, 6, 7]	**$ 5.55**	$ 5.37	$ 4.21	$ 2.97	$ 1.59
Profit per common share – diluted [2, 6, 7]	**$ 5.37**	$ 5.17	$ 4.04	$ 2.88	$ 1.56
Dividends declared per share of common stock	**$ 1.380**	$ 1.150	$ 0.955	$ 0.800	$ 0.720
Return on average common stockholders' equity [3, 5, 7]	**45.0%**	46.3%	35.9%	30.0%	19.0%
Capital expenditures:					
Property, plant and equipment	**$ 1,700**	$ 1,593	$ 1,201	$ 926	$ 682
Equipment leased to others	**$ 1,340**	$ 1,082	$ 1,214	$ 1,188	$ 1,083
Depreciation and amortization	**$ 1,797**	$ 1,602	$ 1,477	$ 1,397	$ 1,347
Research and development expenses	**$ 1,404**	$ 1,347	$ 1,084	$ 928	$ 669
As a percent of sales and revenues	**3.1%**	3.2%	3.0%	3.1%	2.9%
Wages, salaries and employee benefits	**$ 8,331**	$ 7,512	$ 6,928	$ 6,025	$ 4,980
Average number of employees	**97,444**	90,160	81,673	73,033	67,828

(1) Computed on weighted-average number of shares outstanding.

(2) Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

(3) Represents profit divided by average stockholders' equity (beginning of year stockholders' equity plus end of year stockholders' equity divided by two).

(4) The per share data reflects the 2005 2-for-1 stock split.

(5) In 2006, we adopted the balance sheet recognition provisions of Statement of Financial Accounting Standard 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)," which changed the manner in which we account for postemployment benefits.

(6) In 2006, we adopted Statement of Financial Accounting Standard 123 (revised 2004), "Shared-Based Payment," which changed the manner in which we account for stock-based compensation.

(7) In 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," which changed the manner in which we accounted for uncertain tax positions.

SALES & REVENUES
(dollars in millions)



$13,678
$18,844
$22,931
$26,062
$28,359
04
05
06
07
MACHINERY
$7,370
$9,492
$11,075
$12,807
$13,603
04
05
06
07
ENGINES
$1,759
$1,970
$2,333
$2,648
$2,996
04
05
06
07
FINANCIAL PRODUCTS

OPERATING PROFIT[1]
(dollars in millions)



$1,199
$1,756
$2,431
$3,027
$2,758
04
05
06
07
MACHINERY
$183
$589
$1,071
$1,630
$1,826
04
05
06
07
ENGINES
$393
$470
$531
$670
$690
04
05
06
07
FINANCIAL PRODUCTS

(1) Eliminations of ($105), ($131), ($249), ($406) and ($353) (dollars in millions) for 2003, 2004, 2005, 2006 and 2007, respectively, are required to arrive at consolidated operating profit.

FULL-TIME EMPLOYEES AT YEAR-END

	2005	2006	**2007**
Inside U.S.	43,878	48,709	**50,545**
Outside U.S.	41,238	45,884	**50,788**
TOTAL	85,116	94,593	**101,333**

[illegible]			
North America	43,933	49,018	**50,901**
EAME	23,137	24,845	**26,168**
Latin America	11,688	13,231	**13,930**
Asia/Pacific	6,358	7,499	**10,334**
TOTAL	85,116	94,593	**101,333**

SALES & REVENUES PER EMPLOYEE [1]
(dollars in thousands)


$336
$415
$445
$460
06
$461
07

(1) Total sales and revenues divided by average number of employees.

PATENT INFORMATION

The number of patents awarded to Caterpillar increased for the third straight year, as Caterpillar has continued to increase its investment in new products and services. In 2007, over 400 employees were awarded patents on 400 patents granted worldwide.

NEW MACHINERY DISTRIBUTION TO END USERS

(2007 dealer reported worldwide distribution of Caterpillar machinery by major end use)



34% Heavy Construction
22% Mining
20% General Construction
Quarry & Aggregates 10%
Industrial 5%
Paving & Compaction 4%
Forestry 3%
Waste 2%

NEW ENGINE DISTRIBUTION TO END USERS

(2007 worldwide distribution of Caterpillar engines)



35% Petroleum
30% Electric Power Generation
Industrial 15%
Marine 11%
Truck 9%

MACHINERY SALES BY GEOGRAPHIC REGION
(dollars in millions)

	2007	2006	2005
North America	**$ 12,596**	$ 14,215	$ 12,822
EAME	**$ 8,588**	$ 6,223	$ 5,222
Asia/Pacific	**$ 4,026**	$ 3,080	$ 2,905
Latin America	**$ 3,149**	$ 2,544	$ 1,982

ENGINE SALES BY GEOGRAPHIC REGION [1]
(dollars in millions)

	2007	2006	2005
North America	**$ 5,092**	$ 5,940	$ 4,887
EAME	**$ 5,245**	$ 4,064	$ 3,658
Asia/Pacific	**$ 2,136**	$ 1,701	$ 1,508
Latin America	**$ 1,130**	$ 1,102	$ 1,022

(1) Does not include internal engine transfers of $2,549 million, $2,310 million and $2,065 million in 2007, 2006 and 2005, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

CORPORATE GIVING [1]
(dollars in millions)


$13
$17
$27
$29
$36
03
04
05
06
07

- **33%** Education
- **29%** Health and Human Services
- **16%** Culture
- **13%** Environment
- **7%** Community
- **2%** Public Policy

(1) For more information on Corporate Giving, please see page 28 of our 2007 Sustainability Report.

BOARD OF DIRECTORS 2007

W. FRANK BLOUNT *69*
Chairman and CEO of JI Ventures, Inc. (venture capital). Other directorships: Alcatel-Lucent S.A.; Entergy Corporation; and KBR, Inc. Mr. Blount has been a director of the Company since 1995.

DR. JOHN R. BRAZIL *62*
President of Trinity University (San Antonio, Texas). Dr. Brazil has been a director of the Company since 1998.

DANIEL M. DICKINSON *46*
Managing Partner of Thayer Capital Partners (private equity investment). Other directorship: BFI Canada Income Fund. Mr. Dickinson has been a director of the Company since 2006.

JOHN T. DILLON *69*
Former Chairman and CEO of International Paper (paper and forest products). Mr. Dillion serves as Vice Chairman of Evercore Capital Partners (advisory and investment firm) and Senior Managing Director of the firm's investment activities and private equity business. Other directorships: E. I. du Pont de Nemours and Company; Kellogg Co.; and Vertis Inc. Mr. Dillon has been a director of the Company since 1997.

EUGENE V. FIFE *67*
Managing Principal of Vawter Capital LLC (private investment). Mr. Fife served as the interim CEO and President of Eclipsys Corporation from April to November of 2005. He currently serves as the non-executive Chairman of Eclipsys Corporation. Mr. Fife has been a director of the Company since 2002.

GAIL D. FOSLER *60*
President, Chief Economist and Trustee of The Conference Board (research and business membership). Prior to her current position, Ms. Fosler served as Executive Vice President and Senior Vice President of The Conference Board. Other directorship: Baxter International Inc. Ms. Fosler has been a director of the Company since 2003.

JUAN GALLARDO *60*
Chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling). Former Vice Chairman of Home Mart de Mexico, S.A. de C.V. (retail trade), former Chairman of Grupo Azucarero Mexico, S.A. de C.V. (sugar mills) and former Chairman of Mexico Fund Inc. (mutual fund). Other directorships: Grupo Mexico S.A. and Lafarge S.A. Mr. Gallardo has been a director of the Company since 1998.

DAVID R. GOODE *67*
Former Chairman, President and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). Other directorships: Delta Air Lines, Inc. and Texas Instruments Incorporated. Mr. Goode has been a director of the Company since 1993.

PETER A. MAGOWAN *66*
President and Managing General Partner of the San Francisco Giants (major league baseball team). Mr. Magowan has been a director of the Company since 1993.

WILLIAM A. OSBORN *60*
Chairman and former CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). Other directorship: Abbott Laboratories. Mr. Osborn has been a director of the Company since 2000.

JAMES W. OWENS *62*
Chairman and CEO of Caterpillar Inc. (machinery, engines, and financial products). Prior to his current position, Mr. Owens served as Vice Chairman and as Group President of Caterpillar. Other directorships: Alcoa Inc. and International Business Machines Corporation. Mr. Owens has been a director of the Company since 2004.

CHARLES D. POWELL *66*
Chairman of Capital Generation Partners (asset and investment management), LVMH Services Limited (luxury goods) and Magna Holdings (real estate investment). Prior to his current positions, Lord Powell was Chairman of Sagitta Asset Management Limited (asset management). Other directorships: LVMH Moet-Hennessy Louis Vuitton; Mandarin Oriental International Ltd.; Northern Trust Global Services Limited; Textron Corporation; Schindler Holding Ltd.; and Yell Group plc. Lord Powell has been a director of the Company since 2001.

EDWARD B. RUST, JR. *57*
Chairman, President and CEO of State Farm Mutual Automobile Insurance Company (insurance). He is also President and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates as well as Trustee and President of State Farm Mutual Fund Trust and State Farm Variable Product Trust. Other directorships: Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. Mr. Rust has been a director of the Company since 2003.

JOSHUA I. SMITH *67*
Chairman and Managing Partner of the Coaching Group, LLC (management consulting). Other directorships: Federal Express Corporation and The Allstate Corporation. Mr. Smith has been a director of the Company since 1993.

COMMITTEE MEMBERSHIP
(as of December 31, 2007)

AUDIT COMMITTEE
Eugene V. Fife, Chair
John R. Brazil
John T. Dillon
David R. Goode

COMPENSATION COMMITTEE
William A. Osborn, Chair
Daniel M. Dickinson
Edward B. Rust, Jr.

GOVERNANCE COMMITTEE
W. Frank Blount, Chair
Gail D. Fosler
Peter A. Magowan

PUBLIC POLICY COMMITTEE
Charles D. Powell, Chair
Juan Gallardo
Joshua I. Smith

OFFICERS
(as of December 31, 2007)

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
James W. Owens

GROUP PRESIDENTS
Richard P. Lavin
Stuart L. Levenick
Douglas R. Oberhelman
Edward J. Rapp
Gerald L. Shaheen [1]
Gérard R. Vittecoq
Steven H. Wunning

VICE PRESIDENTS

Kent M. Adams
Financial Products

William P. Ainsworth
Progress Rail Services

Ali M. Bahaj
Japan Integration

Sidney C. Banwart
Human Services

Michael J. Baunton
Europe, Africa & Middle East Operations

Rodney C. Beeler
Asia Pacific Marketing

Mary H. Bell
Building Construction Products

Thomas J. Bluth
Asia Pacific Operations

James B. Buda
Legal Services

David B. Burritt
Global Finance & Strategic Support

Richard J. Case
Marine & Petroleum Power

Christopher C. Curfman
Global Mining

Paolo Fellin
Europe, Africa & Middle East Marketing

Steven L. Fisher
Remanufacturing

Thomas A. Gales
Latin America

Stephen A. Gosselin
Solar Turbines Incorporated

Hans A. Haefeli
Industrial Power Systems

John S. Heller
Systems & Processes

Gwenne A. Henricks
Electronics & Connected Worksite

Stephen P. Larson
Logistics

William D. Mayo [1]
North American Commercial

Daniel M. Murphy
Global Purchasing

James J. Parker
North American Commercial

Mark R. Pflederer
Heavy Construction & Mining

William J. Rohner
Electric Power

Cristiano V. Schena
Motion & Power Control

William F. Springer
Marketing & Product Support

Gary A. Stampanato
Infrastructure Product Development

Gary A. Stroup
Large Power Systems

Tana L. Utley
Technology & Solutions

James D. Waters
Caterpillar Production System

Robert T. Williams
U.S. Operations

GENERAL COUNSEL & SECRETARY
James B. Buda

CHIEF FINANCIAL OFFICER
David B. Burritt

CHIEF HUMAN RESOURCES OFFICER
Sidney C. Banwart

CHIEF INFORMATION OFFICER
John S. Heller

CHIEF TECHNOLOGY OFFICER
Tana L. Utley

CHIEF ACCOUNTING OFFICER
Jananne A. Copeland

CHIEF ETHICS AND COMPLIANCE OFFICER
Edward J. Scott

CONTROLLER
Bradley M. Halverson

TREASURER
Kevin E. Colgan

ASSISTANT TREASURER
Robin D. Beran

ASSISTANT SECRETARIES
Tinkie E. Demmin
Laurie J. Huxtable

(1) Retired effective February 1, 2008.

NEW GROUP PRESIDENTS


Richard P. Lavin


Edward J. Rapp

NEW VICE PRESIDENTS


Thomas J. Bluth
Asia Pacific Operations


Richard J. Case
Marine & Petroleum Power


Gwenne A. Henricks
Electronics & Connected Worksite


Stephen P. Larson
Logistics

SUPPLEMENTAL STOCKHOLDER INFORMATION

STOCKHOLDER SERVICES
Registered stockholders should contact:

Stock Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: (866) 203-6622 (U.S. and Canada)
(201) 680-6578 (Outside U.S. and Canada)
Hearing Impaired: (800) 231-5469
(U.S. or Canada)
(201) 680-6610 (Outside U.S. or Canada)
Internet: www.melloninvestor.com

Caterpillar Assistant Secretary
Laurie J. Huxtable
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
Phone: (309) 675-4619
Fax: (309) 675-6620
E-mail: catshareservices@cat.com

Shares Held in Street Position
Stockholders that hold shares through a street position should contact their bank or broker with questions regarding those shares.

STOCK PURCHASE PLAN
Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Transfer Agent. Current stockholders can get more information on the program from our Transfer Agent using the contact information provided at left. Non-stockholders can request program materials by calling: (866) 353-7849. The Investor Services Program materials are available online from our Transfer Agent's website or by following a link from www.cat.com/dspp.

INVESTOR RELATIONS
Institutional analysts, portfolio managers and representatives of financial institutions seeking additional information about the company should contact:

Director of Investor Relations
Mike DeWalt
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-5310
Phone: (309) 675-4549
Fax: (309) 675-4457
E-mail: catir@cat.com
Internet: www.cat.com/investor

COMMON STOCK (NYSE: CAT)
Listing Information
Caterpillar common stock is listed on the New York and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Compliance
For 2007, Caterpillar filed an Annual CEO Certification in compliance with New York Stock Exchange rules and CEO/CFO certifications in compliance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits to our Form 10-K filing for the relevant fiscal year.

Price Ranges
Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2007		2006	
Quarter	**HIGH**	**LOW**	High	Low
First	**$68.43**	**$57.98**	$77.21	$57.05
Second	**$82.89**	**$65.86**	$82.03	$64.41
Third	**$87.00**	**$70.59**	$75.43	$62.09
Fourth	**$82.74**	**$67.00**	$70.92	$58.82

Number of Stockholders
Stockholders of record at year-end totaled 39,061, compared with 39,075 at the end of 2006. Approximately 62 percent of our issued shares are held by institutions and banks, 31 percent by individuals and 7 percent by employees through company stock plans.

Caterpillar tax qualified defined contribution retirement plans held 36,390,679 shares at year-end, including 3,558,877 shares acquired during 2007. Non-U.S. employee stock purchase plans held an additional 4,620,213 shares at year-end, including 752,519 shares acquired during 2007.

COMPANY INFORMATION

CURRENT INFORMATION
Phone our Information Hotline: (800) 228-7717 (U.S. or Canada) or (858) 244-2080 (Outside U.S. or Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook, or to request a copy of results by fax or mail.

Request, view or download materials on-line or register for email alerts by visiting www.cat.com/materialsrequest

HISTORICAL INFORMATION
View/download online at www.cat.com/historical

ANNUAL MEETING
On Wednesday, June 11, 2008, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Northern Trust Building, Chicago, Illinois. Proxy materials are being sent to stockholders with this report on or about May 2, 2008.

INTERNET
Visit us on the Internet at www.cat.com. Information contained on our website is not incorporated by reference into this document.

CREDITS

Produced by
Caterpillar Corporate Public Affairs

Design
VSA Partners, Inc.

Photography
Caterpillar Television & Electronic Media Solutions
Mitch Colgan, Colgan Photographic
Victor Molina, Solar Turbines

Printing
Williamson Printing Corporation
ISO 9001, 14001 Certified
FSC & SFI Certified

SAFE HARBOR STATEMENT

Certain statements in this report relate to future events and expectations that constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will" or other similar words and phrases often identify forward-looking statements. Actual results of the company may differ materially from those described or implied by such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic, political or competitive conditions; market acceptance of the company's products and services; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including in its year-end report on Form 10-K filed on February 22, 2008. We do not undertake to update our forward-looking statements.

FSC CERTIFICATION

Forest Stewardship Council Chain of Custody certification ensures that the forest resources used throughout the papermaking process meet stringent guidelines – from the forest to the finished product.


FSC

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-3048
© 1996 Forest Stewardship Council


WILLIAMSON
100% WIND GENERATED

WWW.CAT.COM

PEORIA, IL 61629
(309) 675-1000
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CATERPILLAR®
TODAY'S WORK. TOMORROW'S WORLD.™

END